February 21, 2005

By EDGAR and Federal Express

Abby Adams, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

         RE: Schedule 14D-9 of RSI Holdings, Inc. filed January 28, 2005, as amended by Amendment No. 1 filed on February 14, 2005

Dear Ms. Adams:

On behalf of RSI Holdings, Inc. ("RSI"), we are responding to the comments received from the staff of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "Commission") with respect to the captioned filing in a letter dated February 16, 2005 and our telephone conversation of February 18, 2005. We have reproduced the text of the comments below, followed by our client's responses, which we have been authorized to make on its behalf. The response to comment 2 has been provided by Economic Evaluations, the provider of the fairness opinion.

SCHEDULE 14D-9

1. WE NOTE THAT YOU HAVE ATTACHED THE ACKNOWLEDGEMENT REQUESTED IN OUR CLOSING COMMENTS TO YOUR RESPONSE LETTER. PLEASE FILE THE ACKNOWLEDGEMENT IN EDGAR AS "CORRESP."

         Response:   We have filed the acknowledgement accordingly.

2. WE NOTE THE REVISED DISCLOSURE IN RESPONSE TO COMMENT 6. REVISE TO CLARIFY THE CRITERIA DESCRIBED. FOR EXAMPLE, ARE THE MANAGEMENT PROJECTIONS THAT WERE USED BY THE FINANCIAL ADVISOR THE SAME PROJECTIONS THAT WERE INCLUDED IN THE OFFERORS' SCHEDULE TO/13E-3? DID THE COMPANY PROVIDE THE FINANCIAL ADVISOR WITH ANY ADDITIONAL PROJECTIONS?

         Response: We supplementally confirm that the management projections used by the financial advisor were the same projections as those disclosed in the Offer to Purchase forming part of the Schedule TO (as amended) filed by BCM Acquisition Corp. and the other filing persons.

Securities and Exchange Commission
February 21, 2005
Page 2


My understanding is that this information resolves your comments. However, if my understanding is wrong, or if you have any questions, please call the undersigned at (864) 242-8203. Thanks very much.

Very truly yours,

/s/ Lawson M. Vicario

Lawson M. Vicario
(864) 242-8203
lvicario@wyche.com

cc:      Buck A. Mickel
         Eric Amstutz